UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 1999


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to __________
                               -------------------



                         COMMISSION FILE NUMBER 1-11377




                         CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN
                            (Full title of the plan)





                                  CINERGY CORP.

          (Name of issuer of the securities held pursuant to the plan)


                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202

                    (Address of principal executive offices)

                                      CINERGY CORP. UNION EMPLOYEES'
                                          SAVINGS INCENTIVE PLAN

                                    FINANCIAL STATEMENTS AND EXHIBITS

                                                                       PAGE NO.
                                                                       -------

(a)  Financial Statements

     Report of Independent Public Accountants                              3

     Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                                      4

     Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 1999                                  5

     Notes to Financial Statements                                       6-10

     Financial Statement Schedules (As required by the Employee
      Retirement Income Security Act):


             Schedule I - Schedule of Assets Held for
              Investment Purposes - at End of Year
              December 31, 1999                                           11

(b)  Exhibit 23 - Consent of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
   Cinergy Corp. Union Employees' Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the CINERGY CORP. UNION EMPLOYEES' SAVINGS INCENTIVE PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
June 26, 2000

              CINERGY CORP. UNION EMPLOYEES' SAVINGS INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998



                                                        1999            1998
                                                    ------------    ------------
ASSETS:

  Investments at fair value (See Notes 4 and 5)     $167,360,381    $191,754,949

  Employer's contribution receivable                   1,914,099       1,370,842
                                                    ------------    ------------

     Net assets available for benefits              $169,274,480    $193,125,791
                                                    ============    ============







                 See accompanying notes to financial statements.

              CINERGY CORP. UNION EMPLOYEES' SAVINGS INCENTIVE PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
  Additions to net assets attributed to:
     Investment income:
          Net depreciation in fair value of investments          $(40,270,884)
           (See Notes 4 and 5)
          Interest and dividends                                   12,448,748
                                                                 ------------
                                                                  (27,822,136)

     Contributions:
        Participant                                                 9,026,917
        Employer                                                    4,754,808
        Rollover                                                      101,622
                                                                 ------------
                                                                   13,883,347
                                                                 ------------
            Total additions                                       (13,938,789)


DEDUCTIONS:
 Deductions from net assets attributed to:
  Benefits paid to participants                                    (7,364,549)
                                                                 ------------
       Total deductions                                            (7,364,549)
                                                                 ------------

Net decrease prior to transfers                                   (21,303,338)
Interplan transfers                                                (2,547,973)
                                                                 ------------
                                                                  (23,851,311)

Net assets available for benefits:
Beginning of year                                                 193,125,791
                                                                 ------------
End of year                                                      $169,274,480
                                                                 ============



                 See accompanying notes to financial statements.

                         CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN


                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

(1)  PLAN DESCRIPTION-
     ----------------

     The following description of the Cinergy Corp. Union Employees' Savings Incentive Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     (a) GENERAL--The Plan is a defined contribution plan covering all employees of Cinergy Corp.'s subsidiaries (collectively, the Company) who are represented by the following collective bargaining organizations:


          * The Independent Utilities Union
          * The International Brotherhood of Electrical Workers, Local 1347
          * The United Steelworkers of America, Local 12049 and Local 14214

          The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The administrative expenses of the Plan are paid by the Company. Reference should be made to the Plan document for a more complete description of the Plan's provisions.

          The Cinergy Corp. Union Employees' Savings Incentive Plan was formerly
          The Cincinnati Gas & Electric  Company  Savings  Incentive Plan.   The
          Plan's name change was effective January 1, 1998.

     (b) CONTRIBUTIONS--Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make after-tax contributions to the Plan which, when combined with pretax contributions, may not exceed 15% of base pay. Pretax and after-tax contributions are subject to certain limitations. The pretax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

          The Company matches 60% of the first 5% of base pay contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the Company's board of directors. For those employees who do not contribute to the Plan, the Company contributes an incentive match assuming the employee contributed 1% of base pay. All employer contributions are invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown in Note 4 as "Non-participant Directed" funds until the employee elects to transfer the funds to another investment option.

     (c) VESTING--Participants are immediately vested in all contributions and earnings thereon.

     (d) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on the participant's account balance or contribution percentage as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (e) PAYMENT OF BENEFITS--Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their pretax account in accordance with Plan provisions.


     (f) PARTICIPANT LOANS--Subject to certain limitations, participants may apply for loans from their pretax account balances. Interest on the loans is set at the prime rate plus 1/2% at the time of borrowing, and the loans are secured by the balance in the participant's account. The loans are to be repaid within 54 months through regular payroll deductions.


(2)  SIGNIFICANT ACCOUNTING POLICIES-
     -------------------------------

     (a) BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting.

     (b) INVESTMENT VALUATION AND INCOME RECOGNITION--Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.


          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Transfers of assets between the Plan and The Cinergy Corp. Non-Union Employees' 401(k) Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

          A participant may elect or change investment funds and/or the percentages in which contributions will be allocated at any time.

     (c) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     (d)  PAYMENT OF BENEFITS--Benefits are recorded when paid.


(3)  ACCOUNTING CHANGE-
     ------------------

     The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(4)  NON-PARTICIPANT DIRECTED INVESTMENTS-
     -------------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                       DECEMBER 31,
                                                      ------------
                                               1999                  1998
                                            -----------          -----------
NET ASSETS:

  Cinergy common stock                      $40,068,972          $51,611,340
                                            ===========          ===========




                                                 YEAR ENDED DECEMBER 31, 1999

Changes in net assets:
  Contributions                                            $4,754,808
  Dividends                                                 2,670,276
  Net appreciation                                        (16,440,844)
  Benefits paid to participants                            (1,064,594)
  Transfers to participant-directed investments              (748,420)
  Interplan transfers                                        (713,594)
                                                         ------------
                                                         $(11,542,368)
                                                         ============

(5)  INVESTMENTS-
     -----------

     The following investments exceed 5% of net assets available for benefits as of December 31, 1999 and 1998:

                                                1999                   1998
                                            ------------           ------------
     Cinergy Common Stock Fund              $105,435,317           $138,460,654
     Fidelity Magellan Fund                   21,300,150             15,024,006*
     Fidelity Equity Income Fund              19,067,953             19,164,991*


              * represents less than 5% of total net assets

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $40,270,884 as follows:

              Mutual funds                              $  2,198,972
              Common stock                               (42,469,856)
                                                        ------------
                                                        $(40,270,884)
                                                        ============

(6)  FEDERAL INCOME TAX STATUS-
     -------------------------

     The Internal Revenue Service has determined and informed the Plan by letter dated January 5, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


(7)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500-
     ---------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                           DECEMBER 31,
                                                   ----------------------------

                                                       1999            1998
                                                   ------------    ------------

     Net assets per the financial statements       $169,274,480    $193,125,791
     Amounts allocated to withdrawing participants       (5,109)       (162,413)
                                                   ------------    ------------
     Net assets per Form 5500                      $169,269,371    $192,963,378
                                                   ============    ============


     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1999
                                                               -----------------

     Benefits paid to participants per the financial statements    $7,364,549
      Add:  Amounts allocated to withdrawing participants at
       December 31, 1999                                                5,109
      Less:  Amounts allocated to withdrawing participants at
       December 31, 1998                                             (162,413)
                --- ----                                           ----------
     Benefits paid to participants per Form 5500                   $7,207,245
                                                                   ==========


     Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(8)  PLAN TERMINATION-
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)  RELATED PARTY TRANSACTIONS-
     --------------------------

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Cinergy Corp. Common Stock Fund holds common stock of the plan administrator as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Finally, the Participant Loan Fund holds loans from participants in the Plan and therefore, these transactions qualify as party-in-interest transactions.



                                                                                                                         SCHEDULE I
                         CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN

                                 EIN: 31-0240030
                                PLAN NUMBER: 002

          Schedule 4i- Schedule of Assets Held for Investment Purposes
                        At End of Year December 31, 1999


IDENTITY OF ISSUER, BORROWER,       DESCRIPTION OF INVESTMENT, INCLUDING MATURITY DATE,
  LESSOR, OR SIMILAR PARTY        RATE OF INTEREST, COLLATERAL, AND PAR OR MATURITY VALUE              COST            CURRENT VALUE
----------------------------      -------------------------------------------------------          ------------        -------------

*  Cinergy Corp.                  Common Stock                                                     $133,423,123         $105,435,317
*  Fidelity Investments           Magellan Fund                                                      16,603,998           21,300,150
*  Fidelity Investments           Equity Income Fund                                                 16,461,456           19,067,953
*  Fidelity Investments           U.S. Bond Index Fund                                                2,165,043            2,080,560
*  Fidelity Investments           Low-Priced Stock Fund                                               1,712,063            1,575,896
*  Fidelity Investments           Diversified International Stock Fund                                  981,030            1,333,313
*  Fidelity Investments           Freedom Income Fund                                                   166,797              172,672
*  Fidelity Investments           Freedom 2000 Fund                                                     737,348              799,966
*  Fidelity Investments           Freedom 2010 Fund                                                     977,503            1,084,545
*  Fidelity Investments           Freedom 2020 Fund                                                     400,340              470,128
*  Fidelity Investments           Freedom 2030 Fund                                                     323,541              377,316
   Fidelity Investments           Blue Chip Fund                                                      1,005,367            1,162,637
   Fidelity Investments           Spartan U.S. Equity Fund                                              606,697              647,788
   Franklin Investments           Small Cap Growth Fund                                                 597,752              735,083
*  Fidelity Investments           Retirement Money Market Fund                                        3,295,083            3,295,083
*  Various plan participants      Participant loans (interest rates ranging from 6.50-9.50%)          7,821,974            7,821,974
                                                                                                   ------------         ------------
           Total assets held for investment purposes                                               $187,279,115         $167,360,381
                                                                                                   ============         ============

*  Denotes a party-in-interest

                See accompanying notes to financial statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN
                             ----------------------

                              By /s/ DARLENE HUGHES
                                     --------------
                                     Darlene Hughes
                                   Plan Administrator


June 26, 2000

                                                                      EXHIBIT 23


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 26, 2000 included in the Annual Report on Form 11-K for the year ended December 31, 1999 of the Cinergy Corp. Union Employees' Savings Incentive Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-55293.

                                                             ARTHUR ANDERSEN LLP


Cincinnati, Ohio
June 26, 2000